UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)


                         TOREADOR RESOURCES CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.15625 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    891050106
             -------------------------------------------------------
                                 (CUSIP Number)


                     MatlinPatterson Capital Management L.P.
          MatlinPatterson Distressed Opportunities Master Account L.P.
                    MatlinPatterson Capital Management GP LLC
                                 David J. Matlin
                                Mark R. Patterson
                                 Michael Watzky
             -------------------------------------------------------
                            (Name of Persons Filing)


                                  Robert Weiss
                     MatlinPatterson Capital Management L.P.
                         520 Madison Avenue, 35th Floor
                            New York, New York 10022
                            Telephone: (212) 651-9525
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 3, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

         Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MatlinPatterson Capital Management L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,076,073
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,076,073
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,076,073
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.41%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MatlinPatterson Distressed Opportunities Master Account L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,076,073
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,076,073
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,076,073
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.41%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MatlinPatterson Capital Management GP LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,076,073
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,076,073
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,076,073
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.41%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David J. Matlin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,076,073
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,076,073
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,076,073
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.41%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark R. Patterson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,076,073
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,076,073
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,076,073
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.41%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Watzky
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,076,073
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,076,073
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,076,073
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.41%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106

INTRODUCTION

         This amendment ("Amendment No. 1") amends the Schedule 13D Statement, dated March 24, 2008 (the "Statement", and as amended by Amendment No. 1, the "Amended Statement") filed on behalf of (1) MatlinPatterson Distressed Opportunities Master Account L.P., a limited partnership organized under the laws of the Cayman Islands ("MatlinPatterson Distressed"), (2) MatlinPatterson Capital Management L.P., a Delaware limited partnership ("MatlinPatterson Capital Management") by virtue of its investment authority over securities held by MatlinPatterson Distressed, (3) MatlinPatterson Capital Management GP LLC, a Delaware limited liability company ("MatlinPatterson Capital Management GP"), as the general partner of MatlinPatterson Capital Management, (4) David J. Matlin ("David Matlin") and Mark R. Patterson ("Mark Patterson") each, as a holder of 50% of the membership interests in MatlinPatterson Capital Management GP and (5) Michael Watzky ("Michael Watzky"). MatlinPatterson Distressed, MatlinPatterson Capital Management, MatlinPatterson Capital Management GP, David Matlin, Mark Patterson and Michael Watzky are collectively referred to as the "Reporting Persons" and each a "Reporting Person." Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement.

         The Statement disclosed the shared beneficial ownership by the Reporting Persons of 1,856,854 shares of the common stock, par value $0.15625 per share (the "Common Stock") of Toreador Resources Corporation (the "Company" or "Issuer") held by MatlinPatterson Distressed.

         This Amendment No. 1 is being filed to disclose shares of Common Stock of the Issuer purchased by the Reporting Persons in open market transactions.

Item 1.  Security and Issuer

         The first sentence of Item 1 is hereby amended and restated as follows:

         This Statement relates to the Company's Common Stock, par value $0.15625 per share (the "Common Stock").

Item 3.  Sources and Amount of Funds or Other Consideration.

         Item 3 of the Statement is hereby amended and supplemented by adding the following to the end of said Item 3 as follows:

         The Reporting Persons acquired 172,500 shares of the Issuer's Common Stock and 5% Senior Convertible Notes due 2025 which are immediately convertible into 46,719 shares of Common Stock (the "Purchased Securities") in open market transactions for an aggregate purchase price of approximately $3,214,985. The funds used to acquire the Purchased Securities were obtained from capital contributions by partners. MatlinPatterson Distressed may effect purchases of securities through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction.

         Item 4 of the Statement is hereby amended and supplemented by adding the following to the end of said Item 4 as follows:

         The Reporting Persons acquired the Purchased Securities for investment in the ordinary course of business. The Reporting Persons may acquire additional Common Stock via open market transactions. However, there is no timetable or pre-arranged plan related to the purchase of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

Schedule 13D
Cusip No. 891050106

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Statement is hereby amended and restated as follows:

         (a)-(b) The aggregate percentage of shares of Common Stock reported owned by each of the Reporting Persons is based upon 19,936,757 shares outstanding at May 9, 2008, as reported in the Company's Form 10-Q for the fiscal quarter ended March 31, 2008.

         (1) MatlinPatterson Distressed is a direct beneficial owner of 2,076,073 shares of Common Stock, consisting of 2,029,354 shares of Common Stock and 5% Senior Convertible Notes due 2025 which are immediately convertible into 46,719 shares of Common Stock, and each of the other Reporting Persons is an indirect beneficial owner of 2,076,073 shares of Common Stock, consisting of 2,029,354 shares of Common Stock and 5% Senior Convertible Notes due 2025 which are immediately convertible into 46,719 shares of Common Stock. The 2,076,073 shares of Common Stock represent beneficial ownership of approximately 10.41% of the Company's issued and outstanding shares of Common Stock (assuming conversion of the 5% Senior Convertible Notes due 2025 beneficially owned by MatlinPatterson Distressed).

         (2) MatlinPatterson Capital Management serves as investment adviser or manager to MatlinPatterson Distressed. By reason of such relationship, MatlinPatterson Capital Management may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (3) MatlinPatterson Capital Management GP is the general partner of MatlinPatterson Capital Management. By reason of such relationship, MatlinPatterson Capital Management GP may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (4) Mark Patterson and David Matlin are the holders of all of the membership interests in MatlinPatterson Capital Management GP. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (5) Michael Watzky serves as the Senior Portfolio Manager of MatlinPatterson Capital Management. By reason of such relationship, Michael Watzky may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (c) Schedule A annexed hereto lists all transactions in the Common Stock (including securities convertible into shares of Common Stock) by the Reporting Persons during the past sixty days. All of such transactions were purchases effected in the open market.

         (d) Not applicable

         (e) Not applicable


Item 7.  Material to be Filed as Exhibits

Exhibit 1(*) Joint Filing Agreement by and among MatlinPatterson Capital Management L.P., MatlinPatterson Distressed Opportunities Master Account L.P., MatlinPatterson Capital Management GP LLC, David J. Matlin, Mark R. Patterson and Michael Watzky.

Exhibit 24.1      Power of Attorney by David J. Matlin

Exhibit 24.2      Power of Attorney by Mark R. Patterson

Exhibit 24.3      Power of Attorney by Michael Watzky

Exhibit 24.4      Power of Attorney by MatlinPatterson Capital Management GP LLC

--------------

(*) Previously filed as an Exhibit to the Statement

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: June 11, 2008

                                       MATLINPATTERSON CAPITAL MANAGEMENT L.P.

                                       By: MATLINPATTERSON CAPITAL MANAGEMENT GP
                                           LLC, its general partner

                                           By: /s/ ROBERT H. WEISS
                                               ---------------------------------
                                               Name:  Robert H. Weiss
                                               Title: General Counsel


                                       MATLINPATTERSON DISTRESSED OPPORTUNITES
                                       MASTER ACCOUNT L.P.

                                       By: MATLINPATTERSON DOF GP LLC,
                                           its general partner

                                           By: MP ALTERNATIVES GP HOLDINGS LLC,
                                               its managing member

                                               By: /s/ ROBERT H. WEISS
                                                   -----------------------------
                                                   Name:  Robert H. Weiss
                                                   Title: General Counsel


                                       MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

                                       By: /s/ ROBERT H. WEISS
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: General Counsel

                                       DAVID J. MATLIN

                                       By: /s/ ROBERT H. WEISS
                                           -------------------------------------
                                           Name:  Robert H. Weiss,
                                                  by Power of Attorney


                                       MARK R. PATTERSON

                                       By: /s/ ROBERT H. WEISS
                                           -------------------------------------
                                           Name:  Robert H. Weiss,
                                                  by Power of Attorney


                                       MICHAEL WATZKY

                                       By: /s/ ROBERT H. WEISS
                                           -------------------------------------
                                           Name:  Robert H. Weiss,
                                                  by Power of Attorney

                                  EXHIBIT INDEX

Exhibit 1(*) Joint Filing Agreement by and among MatlinPatterson Capital Management L.P., MatlinPatterson Distressed Opportunities Master Account L.P., MatlinPatterson Capital Management GP LLC, David J. Matlin, Mark R. Patterson and Michael Watzky.

Exhibit 24.1      Power of Attorney by David Matlin

Exhibit 24.2      Power of Attorney by Mark Patterson

Exhibit 24.3      Power of Attorney by Michael Watzky

Exhibit 24.4      Power of Attorney by MatlinPatterson Capital Management GP LLC

(*)  Previously filed as an Exhibit to the Statement

                                   SCHEDULE A
                                   ----------

     Transactions in the Securities of the Issuer During the Past Sixty Days
     -----------------------------------------------------------------------

         MatlinPatterson Distressed Opportunities Master Account L.P.


 Class of Security     Securities Purchased        Price        Date of Purchase
 -----------------     --------------------        ------       ----------------
    Common Stock                100                $8.070           5/19/08
    Common Stock                1300               $8.090           5/19/08
    Common Stock                2530               $8.100           5/19/08
    Common Stock                700                $8.105           5/19/08
    Common Stock                100                $8.110           5/19/08
    Common Stock                200                $8.115           5/19/08
    Common Stock                100                $8.120           5/19/08
    Common Stock                100                $8.130           5/19/08
    Common Stock                100                $8.150           5/19/08
    Common Stock                700                $8.160           5/19/08
    Common Stock                100                $8.170           5/19/08
    Common Stock                200                $8.180           5/19/08
    Common Stock                200                $8.195           5/19/08
    Common Stock                289                $8.200           5/19/08
    Common Stock                300                $8.210           5/19/08
    Common Stock                181                $8.220           5/19/08
    Common Stock                300                $8.240           5/19/08
    Common Stock                100                $8.240           5/20/08
    Common Stock                200                $8.250           5/20/08
    Common Stock                100                $8.280           5/20/08
    Common Stock                200                $8.340           5/20/08
    Common Stock                200                $8.350           5/20/08
    Common Stock                100                $8.360           5/20/08
    Common Stock                200                $8.380           5/20/08
    Common Stock                100                $8.390           5/20/08
    Common Stock                400                $8.400           5/20/08
    Common Stock                200                $8.405           5/20/08
    Common Stock                100                $8.410           5/20/08
    Common Stock                100                $8.415           5/20/08
    Common Stock                100                $8.420           5/20/08
    Common Stock                100                $8.430           5/20/08
    Common Stock                100                $8.440           5/20/08
    Common Stock                200                $8.450           5/20/08
    Common Stock                100                $8.465           5/20/08
    Common Stock                323                $8.480           5/20/08
    Common Stock                200                $8.490           5/20/08
    Common Stock                200                $8.495           5/20/08
    Common Stock                300                $8.500           5/20/08
    Common Stock                200                $8.505           5/20/08
    Common Stock                900                $8.510           5/20/08
    Common Stock                100                $8.515           5/20/08
    Common Stock                300                $8.520           5/20/08

    Common Stock                200                $8.525           5/20/08
    Common Stock                300                $8.530           5/20/08
    Common Stock                200                $8.535           5/20/08
    Common Stock                100                $8.540           5/20/08
    Common Stock                200                $8.545           5/20/08
    Common Stock                300                $8.550           5/20/08
    Common Stock                400                $8.555           5/20/08
    Common Stock                500                $8.560           5/20/08
    Common Stock                100                $8.565           5/20/08
    Common Stock                100                $8.570           5/20/08
    Common Stock                270                $8.580           5/20/08
    Common Stock                400                $8.590           5/20/08
    Common Stock                100                $8.595           5/20/08
    Common Stock                807                $8.600           5/20/08
    Common Stock                100                $8.605           5/20/08
    Common Stock                300                $8.610           5/20/08
    Common Stock                100                $8.620           5/20/08
    Common Stock                100                $8.635           5/20/08
    Common Stock                200                $8.645           5/20/08
    Common Stock                100                $8.690           5/20/08
    Common Stock                200                $8.430           5/21/08
    Common Stock                100                $8.450           5/21/08
    Common Stock                100                $8.470           5/21/08
    Common Stock                100                $8.480           5/21/08
    Common Stock                300                $8.490           5/21/08
    Common Stock                800                $8.500           5/21/08
    Common Stock                700                $8.505           5/21/08
    Common Stock                700                $8.510           5/21/08
    Common Stock                989                $8.520           5/21/08
    Common Stock                200                $8.525           5/21/08
    Common Stock                324                $8.530           5/21/08
    Common Stock                500                $8.540           5/21/08
    Common Stock                100                $8.555           5/21/08
    Common Stock                300                $8.570           5/21/08
    Common Stock                100                $8.580           5/21/08
    Common Stock                300                $8.590           5/21/08
    Common Stock                100                $8.605           5/21/08
    Common Stock                100                $8.715           5/21/08
    Common Stock                700                $8.720           5/21/08
    Common Stock                200                $8.725           5/21/08
    Common Stock                100                $8.730           5/21/08
    Common Stock                100                $8.735           5/21/08
    Common Stock                200                $8.740           5/21/08
    Common Stock                100                $8.745           5/21/08
    Common Stock                100                $8.750           5/21/08
    Common Stock                100                $8.755           5/21/08
    Common Stock                400                $8.760           5/21/08
    Common Stock                100                $8.775           5/21/08
    Common Stock                387                $8.780           5/21/08
    Common Stock                100                $8.785           5/21/08
    Common Stock                200                $8.790           5/21/08
    Common Stock                200                $8.795           5/21/08

    Common Stock                400                $8.805           5/21/08
    Common Stock                100                $8.810           5/21/08
    Common Stock                100                $8.820           5/21/08
    Common Stock                100                $8.865           5/21/08
    Common Stock                200                $8.890           5/21/08
    Common Stock                100                $8.905           5/21/08
    Common Stock                100                $8.390           5/22/08
    Common Stock                500                $8.400           5/22/08
    Common Stock                100                $8.410           5/22/08
    Common Stock                100                $8.440           5/22/08
    Common Stock                300                $8.450           5/22/08
    Common Stock                100                $8.460           5/22/08
    Common Stock                100                $8.480           5/22/08
    Common Stock                100                $8.490           5/22/08
    Common Stock                200                $8.500           5/22/08
    Common Stock                100                $8.510           5/22/08
    Common Stock                100                $8.520           5/22/08
    Common Stock                1300               $8.540           5/22/08
    Common Stock                400                $8.550           5/22/08
    Common Stock                200                $8.560           5/22/08
    Common Stock                300                $8.570           5/22/08
    Common Stock                400                $8.580           5/22/08
    Common Stock                300                $8.590           5/22/08
    Common Stock                200                $8.600           5/22/08
    Common Stock                200                $8.605           5/22/08
    Common Stock                400                $8.610           5/22/08
    Common Stock                200                $8.615           5/22/08
    Common Stock                300                $8.620           5/22/08
    Common Stock                200                $8.630           5/22/08
    Common Stock                100                $8.640           5/22/08
    Common Stock                100                $8.645           5/22/08
    Common Stock                200                $8.650           5/22/08
    Common Stock                200                $8.655           5/22/08
    Common Stock                500                $8.660           5/22/08
    Common Stock                500                $8.670           5/22/08
    Common Stock                600                $8.680           5/22/08
    Common Stock                500                $8.685           5/22/08
    Common Stock                2500               $8.690           5/22/08
    Common Stock                300                $8.695           5/22/08
    Common Stock                900                $8.700           5/22/08
    Common Stock                700                $8.710           5/22/08
    Common Stock                200                $8.715           5/22/08
    Common Stock                200                $8.720           5/22/08
    Common Stock                100                $8.725           5/22/08
    Common Stock                600                $8.730           5/22/08
    Common Stock                100                $8.735           5/22/08
    Common Stock                500                $8.740           5/22/08
    Common Stock                400                $8.745           5/22/08
    Common Stock                1700               $8.750           5/22/08
    Common Stock                700                $8.760           5/22/08
    Common Stock                100                $8.765           5/22/08
    Common Stock                500                $8.770           5/22/08

    Common Stock                400                $8.780           5/22/08
    Common Stock                200                $8.790           5/22/08
    Common Stock                300                $8.800           5/22/08
    Common Stock                300                $8.820           5/22/08
    Common Stock                200                $8.830           5/22/08
    Common Stock                100                $8.840           5/22/08
    Common Stock                100                $8.850           5/22/08
    Common Stock                200                $8.520           5/23/08
    Common Stock                1300               $8.530           5/23/08
    Common Stock                400                $8.540           5/23/08
    Common Stock                1000               $8.550           5/23/08
    Common Stock                600                $8.560           5/23/08
    Common Stock                800                $8.570           5/23/08
    Common Stock                1300               $8.580           5/23/08
    Common Stock                2800               $8.590           5/23/08
    Common Stock                3200               $8.600           5/23/08
    Common Stock                400                $8.610           5/23/08
    Common Stock                100                $8.620           5/23/08
    Common Stock                1310               $8.690           5/23/08
    Common Stock                2000               $8.700           5/23/08
    Common Stock                12                 $8.730           5/23/08
    Common Stock                698                $8.740           5/23/08
    Common Stock                2200               $8.750           5/23/08
    Common Stock                800                $8.760           5/23/08
    Common Stock                300                $8.770           5/23/08
    Common Stock                1374               $8.780           5/23/08
    Common Stock                1251               $8.790           5/23/08
    Common Stock                3055               $8.800           5/23/08
    Common Stock                300                $8.810           5/23/08
    Common Stock                300                $8.820           5/23/08
    Common Stock                2232               $8.830           5/23/08
    Common Stock                2068               $8.840           5/23/08
    Common Stock                100                $8.750           5/27/08
    Common Stock                100                $8.760           5/27/08
    Common Stock                200                $8.820           5/27/08
    Common Stock                100                $8.830           5/27/08
    Common Stock                100                $8.840           5/27/08
    Common Stock                300                $8.890           5/27/08
    Common Stock                700                $8.900           5/27/08
    Common Stock                500                $8.910           5/27/08
    Common Stock                100                $8.920           5/27/08
    Common Stock                100                $8.930           5/27/08
    Common Stock                100                $8.940           5/27/08
    Common Stock                200                $8.950           5/27/08
    Common Stock                300                $8.960           5/27/08
    Common Stock                100                $8.970           5/27/08
    Common Stock                200                $8.980           5/27/08
    Common Stock                1100               $8.990           5/27/08
    Common Stock                900                $9.000           5/27/08
    Common Stock                300                $9.005           5/27/08
    Common Stock                400                $9.010           5/27/08
    Common Stock                100                $9.015           5/27/08

    Common Stock                300                $9.020           5/27/08
    Common Stock                500                $9.030           5/27/08
    Common Stock                600                $9.040           5/27/08
    Common Stock                300                $9.050           5/27/08
    Common Stock                100                $9.055           5/27/08
    Common Stock                100                $9.060           5/27/08
    Common Stock                200                $9.065           5/27/08
    Common Stock                800                $9.070           5/27/08
    Common Stock                100                $9.080           5/27/08
    Common Stock                100                $9.090           5/27/08
    Common Stock                200                $9.100           5/27/08
    Common Stock                200                $9.110           5/27/08
    Common Stock                200                $9.120           5/27/08
    Common Stock                200                $9.130           5/27/08
    Common Stock                100                $9.135           5/27/08
    Common Stock                100                $8.640           5/28/08
    Common Stock                300                $8.650           5/28/08
    Common Stock                300                $8.660           5/28/08
    Common Stock                320                $8.670           5/28/08
    Common Stock                300                $8.680           5/28/08
    Common Stock                100                $8.700           5/28/08
    Common Stock                500                $8.710           5/28/08
    Common Stock                 10                $8.720           5/28/08
    Common Stock                100                $8.740           5/28/08
    Common Stock                300                $8.810           5/28/08
    Common Stock                700                $8.830           5/28/08
    Common Stock                1300               $8.840           5/28/08
    Common Stock                100                $8.900           5/28/08
    Common Stock                300                $8.910           5/28/08
    Common Stock                100                $8.930           5/28/08
    Common Stock                100                $8.950           5/28/08
    Common Stock                100                $8.960           5/28/08
    Common Stock                300                $8.970           5/28/08
    Common Stock                700                $8.980           5/28/08
    Common Stock                2700               $8.990           5/28/08
    Common Stock                1000               $9.000           5/28/08
    Common Stock                200                $9.040           5/28/08
    Common Stock                100                $9.050           5/28/08
    Common Stock                300                $9.060           5/28/08
    Common Stock                700                $9.070           5/28/08
    Common Stock                200                $9.090           5/28/08
    Common Stock                900                $9.100           5/28/08
    Common Stock                200                $9.140           5/28/08
    Common Stock                700                $9.150           5/28/08
    Common Stock                800                $9.160           5/28/08
    Common Stock                300                $9.170           5/28/08
    Common Stock                700                $9.180           5/28/08
    Common Stock                700                $9.190           5/28/08
    Common Stock                600                $9.230           5/28/08
    Common Stock                700                $9.240           5/28/08
    Common Stock                100                $9.250           5/28/08
    Common Stock                200                $9.270           5/28/08

    Common Stock                200                $9.290           5/28/08
    Common Stock                200                $9.300           5/28/08
    Common Stock                200                $9.310           5/28/08
    Common Stock                200                $9.320           5/28/08
    Common Stock                324                $9.340           5/28/08
    Common Stock                500                $9.350           5/28/08
    Common Stock                1070               $9.360           5/28/08
    Common Stock                176                $9.370           5/28/08


 Class of Security       Amount Purchased      Aggregate Price        Date
 -----------------       ----------------      ---------------      ---------
    5% Senior             $2,000,000, in          $1,650,000        5/23/2008
Convertible Notes      aggregate principal
    due 2025               amount (1)

(1) Convertible into 23.3596 shares of Common Stock per $1,000 principal amount of Notes

In addition to the transactions listed above, those transactions reported by the Reporting Persons on Form 4s filed on June 4, 2008.

                     MatlinPatterson Capital Management L.P.
                     ---------------------------------------
                                      None

                    MatlinPatterson Capital Management GP LLC
                    -----------------------------------------
                                      None

                                 David J. Matlin
                                 ---------------
                                      None

                                Mark R. Patterson
                                -----------------
                                      None

                                 Michael Watzky
                                 --------------
                                      None

                                                                    Exhibit 24.1

                                POWER OF ATTORNEY
       For Executing Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G


         Know all by these presents, that the undersigned hereby constitutes and appoints Robert Weiss and Lawrence Teitelbaum, signing singly, the undersigned's true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned (a) Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (b) Form 144 and (c) Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder;

         (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4 or 5, Form 144 or Schedule 13D or 13G (including amendments thereto) and timely file such Forms or Schedules with the Securities and Exchange Commission and any stock exchange, self-regulatory association or any other authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of each such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.


         The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by the undersigned to the attorney-in-fact.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G (including amendments thereto) with respect to the undersigned's holdings of and transactions in securities issued by Toreador Resources Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date written below.

                                       By:   /s/ DAVID J. MATLIN
                                             -----------------------------------

                                       Name: DAVID J. MATLIN
                                             -----------------------------------

                                       Date: June 9, 2009
                                             -----------------------------------

                                                                    Exhibit 24.2

                                POWER OF ATTORNEY
       For Executing Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G


         Know all by these presents, that the undersigned hereby constitutes and appoints Robert Weiss and Lawrence Teitelbaum, signing singly, the undersigned's true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned (a) Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (b) Form 144 and (c) Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder;

         (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4 or 5, Form 144 or Schedule 13D or 13G (including amendments thereto) and timely file such Forms or Schedules with the Securities and Exchange Commission and any stock exchange, self-regulatory association or any other authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of each such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.


         The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by the undersigned to the attorney-in-fact.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G (including amendments thereto) with respect to the undersigned's holdings of and transactions in securities issued by Toreador Resources Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date written below.

                                       By:   /s/ MARK R. PATTERSON
                                             -----------------------------------

                                       Name: MARK R. PATTERSON
                                             -----------------------------------

                                       Date: June 9, 2009
                                             -----------------------------------

                                                                    Exhibit 24.3

                                POWER OF ATTORNEY
       For Executing Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G


         Know all by these presents, that the undersigned hereby constitutes and appoints Robert Weiss and Lawrence Teitelbaum, signing singly, the undersigned's true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned (a) Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (b) Form 144 and (c) Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder;

         (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4 or 5, Form 144 or Schedule 13D or 13G (including amendments thereto) and timely file such Forms or Schedules with the Securities and Exchange Commission and any stock exchange, self-regulatory association or any other authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of each such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.


         The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by the undersigned to the attorney-in-fact.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G (including amendments thereto) with respect to the undersigned's holdings of and transactions in securities issued by Toreador Resources Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date written below.

                                       By:   /s/ MICHAEL WATZKY
                                             -----------------------------------

                                       Name: MICHAEL WATZKY
                                             -----------------------------------

                                       Date: June 9, 2008
                                             -----------------------------------

                                                                    Exhibit 24.4

                                POWER OF ATTORNEY
       For Executing Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G

         Know all by these presents, that the undersigned hereby constitutes and appoints Robert Weiss and Lawrence Teitelbaum, signing singly, the undersigned's true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned (a) Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (b) Form 144 and (c) Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder;

         (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4 or 5, Form 144 or Schedule 13D or 13G (including amendments thereto) and timely file such Forms or Schedules with the Securities and Exchange Commission and any stock exchange, self-regulatory association or any other authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of each such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

         The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by the undersigned to the attorney-in-fact.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5, Form 144 and Schedules 13D and 13G (including amendments thereto) with respect to the undersigned's holdings of and transactions in securities issued by Toreador Resources Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date written below.

                                       MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

Date:  June 10, 2008                   By: David J. Matlin, its Member

                                           By: /s/ DAVID J. MATLIN
                                               ---------------------------------

Date:  June 10, 2008                    By: Mark R. Patterson, its Member

                                            By: /s/ MARK R. PATTERSON
                                               ---------------------------------